UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2013

Commission File Number:  000-49650

TORM A/S

(Translation of registrant's name into English)

Tuborg Havnevej 18
DK-2900 Hellerup
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Set forth herein as Exhibit 99.1 is a copy of Announcement No. 1 - 2013 issued by TORM A/S to The Copenhagen Stock Exchange on January 9, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TORM A/S (registrant)
Dated: January 15, 2013	By:	/s/ Jacob Meldgaard Name: Jacob Meldgaard Title: Chief Executive Officer

Exhibit 99.1

Board of Directors' report at TORM's Extraordinary General Meeting on 9 January 2013

In connection with TORM A/S' Extraordinary General Meeting to be held today, TORM hereby publishes the Board of Directors' report on the restructuring of TORM which was completed on 5 November 2012 and related equity transactions including acquisition of treasury shares.

Contact TORM A/S Jacob Meldgaard, CEO, tel.: +45 3917 9200 Roland M. Andersen, CFO, tel.: +45 3917 9200 C. Søgaard-Christensen, IR, tel.: +45 3076 1288	Tuborg Havnevej 18 DK-2900 Hellerup, Denmark Tel.: +45 3917 9200 / Fax: +45 3917 9393 www.torm.com

About TORM
TORM is one of the world's leading carriers of refined oil products as well as a significant player in the dry bulk market. The Company runs a fleet of approximately 110 modern vessels in cooperation with other respected shipping companies sharing TORM's commitment to safety, environmental responsibility and customer service.

TORM was founded in 1889. The Company conducts business worldwide and is headquartered in Copenhagen, Denmark. TORM's shares are listed on NASDAQ OMX Copenhagen (ticker: TORM) and on NASDAQ in New York (ticker: TRMD). For further information, please visit www.torm.com.

Safe Harbor statements as to the future
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TORM cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward- looking statements include the conclusion of definitive waiver documents with our lenders, the strength of the world economy and currencies, changes in charter hire rates and vessel values, changes in demand for "tonne miles" of oil carried by oil tankers, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM's operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K.

Forward-looking statements are based on management's current evaluation, and TORM is only under an obligation to update and change the listed expectations to the extent required by law.

Announcement no. 1 / 9 January 2013	Board of Directors' report at TORM's Extraordinary General Meeting 9 January 2013	Page 1 of 8

BOARD OF DIRECTORS' REPORT BY THE CHAIRMAN OF THE BOARD
N. E. NIELSEN

Introduction

I am going to elaborate on the restructuring agreement under this item today. The agreement ensures TORM a substantial deferral of its bank credit facilities, new liquidity and significant cost savings from the restructuring of the fleet of chartered-in vessels, which in itself is positive. This allows TORM to become cash flow positive, even at the current freight rate levels. The Company has thereby been given time to secure its future, long-term capital structure.

I will provide a brief summary of the events leading up to the Company's Annual General Meeting held on 23 April 2012, at which I reported on the conditional agreement in principle between the bank group, the time charter partners and TORM.

The summary will be followed by a report on the most significant events leading up to the completion of the final restructuring agreement on 5 November 2012 and the subsequent listing prospectus.

Entering the conditional agreement in principle

Since 2010, TORM has worked on improving the Company's capital structure and liquidity situation by seeking to tap into different corporate bond markets and through other measures. Mainly due to the Company's strategic position as a spot-oriented company, low freight rates and the generally challenging conditions in the capital markets, TORM was unable to obtain this type of financing. With the continuously low freight rates and cyclically low vessel values since fall 2011, TORM's Board of Directors did not find it prudent to inject new equity in the Company at the time without substantial amendments to the existing credit facilities. In October 2011, TORM therefore presented a proposal to the banks that combined an equity injection of USD 100 million with subscription rights for existing shareholders and a bank moratorium. The proposal was not accepted by the banks, but the Company achieved a standstill agreement with the banks, which was extended several times during 2012 to ensure that a long-term, comprehensive financing solution was found and implemented.

Throughout the whole process, TORM's Board of Directors and Executive Management have worked on avoiding bankruptcy or other in-court solutions in Denmark or abroad in order to best preserve value and put all stakeholders in the best possible position. However, the process also involved detailed negotiations and preparations for a suspension of payments, including under the US "Chapter 11" rules. In the spring of 2012, TORM also succeeded in obtaining conditional offers from reputable, international shipping investors as well as institutional investors, who were prepared to make new investments in the Company provided that substantially amended bank terms were agreed. However, the banks chose not to enter into substantive negotiations with any of these investors as they did not find the investor proposals sufficiently attractive.

Since the fourth quarter of 2011 the Company's liquidity situation has been very tight, and the total bank debt could be called at any time at the banks' discretion due to non-compliance with certain financial covenants. Through negotiations with the bank group during 2012 it became clear that the only achievable solution with the bank group would not provide immediate debt relief in the balance sheet nor any new liquid equity contribution. A solution could be found where TORM gained time for a potential general market improvement in order to best preserve shareholder value. Therefore, TORM signed a conditional agreement in principle with the banks and the major time charter partners regarding a long-term financing solution as stated in announcement no. 14 dated 4 April 2012 and elaborated in announcement no. 20 dated 23 April 2012 and at the Annual General Meeting.

Completion of the restructuring agreement

The conditional agreement in principle formed the basis of the restructuring agreement, which is very comprehensive and contains a number of supplementary agreements with individual parties, including amendments to TORM's existing financing agreements. During the period from April to November 2012, the final contractual framework was detailed, documented and completed by the banks, the group of time charter partners and the Company. This prolonged process, including the period leading up to this, was very costly to the Company, but it was preferable to the alternative. I will now explain the details of the restructuring.

Announcement no. 1 / 9 January 2013	Board of Directors' report at TORM's Extraordinary General Meeting 9 January 2013	Page 2 of 8

Content of the restructuring agreement - Banks

New facility

As part of the restructuring, TORM has secured new working capital of USD 100 million until 30 September 2014 with first lien in the majority of the Company's vessels.

Amended terms and conditions

Through the implementation of the restructuring, the Company's group of banks has aligned key terms and conditions and financial covenants across all existing debt facilities, and all maturities on existing credit facilities have been adjusted to 31 December 2016.

The bank debt remained unchanged at USD 1,794 million as of 30 September 2012. The book value of the fleet excluding vessels under finance leases as of 30 September 2012 was USD 2,167 million. TORM's quarterly impairment test as of 30 June 2012 supported the carrying amount of the fleet based on the same test and principles as used by the Company since the Annual Report for 2009. Based on broker valuations, TORM's fleet excluding vessels under finance leases had a market value of USD 1,316 million as of 30 September 2012, which was USD 851 million lower than the carrying amount. The recognized equity amounted to USD 358 million as of 30 September 2012.

Going forward, interest on the existing debt will only be paid if the Company has sufficient liquidity, and otherwise the remainder will be accumulated until at least 30 June 2014 with potential extension until 30 September 2014. On average the interest margin will increase to approximately 240 basis points on the bank debt. The Company will pay interest on the new working capital facility until 30 September 2014.

The new financing agreements provide for a deferral of installments on the bank debt until 30 September 2014, in which period rescheduled principal amortizations will only be payable if the Company has sufficient liquidity. Provided that the Company generates sufficient positive cash flows, certain cash sweep mechanisms will apply. Annualized minimum amortizations of USD 100 million will commence with effect from 30 September 2014 until 31 December 2016. If vessels are sold, the related secured debt will fall due.

Changed legal group structure

As part of the restructuring agreement, TORM has implemented substantial changes to the Company's internal legal group structure, including transfers of vessels to separate legal entities in Denmark and Singapore based on the individual loan facilities. All legal entities are ultimately owned by TORM A/S.

New financial covenants

New financial covenants will apply uniformly across the bank debt facilities and will include:

•
Minimum liquidity: Cash plus the available part of the new USD 100 million working capital facility must exceed USD 50 million to be tested from 31 December 2012. This will later be adjusted to a cash requirement of USD 30 million by 30 September 2014 and USD 40 million by 31 March 2015.

•
Loan-to-value ratio: A senior loan tranche of USD 1,020 million has been introduced out of the total bank debt of USD 1,793 million as of 30 June 2012. The senior tranche must have an initial agreed ratio of loan to TORM's fleet value based on broker valuations (excl. vessels under finance leases) at 85% to be confirmed from 30 June 2013. This will gradually be stepped down to 65% by 30 June 2016. The remaining bank debt of USD 773 million has been divided into two additional debt tranches, both with collateral in the Company's fleet.

•	Consolidated total debt to EBITDA: Initial agreed ratio of a maximum of 30:1 to be tested from 30 June 2013, gradually stepped down to a 6:1 ratio by 30 June 2016.

•	Interest cover ratio: Agreed EBITDA to interest ratio of initially a minimum of 1.4x by 30 June 2014, gradually stepped up to 2.5x by 31 December 2015.

Additional material covenants

The terms of the credit facilities will include a catalogue of additional covenants, including amongst others:

•	A change-of-control provision with a threshold of 25% of shares or voting rights.

•	No issuance of new shares or dividend distribution without consent from the banks.

Announcement no. 1 / 9 January 2013	Board of Directors' report at TORM's Extraordinary General Meeting 9 January 2013	Page 3 of 8

Specific information on option rights for banks

As part of the restructuring, certain specific option rights were agreed that may result in a sales process to be defined by TORM prior to 31 January 2013 for up to 22 vessels and repayment of the related secured debt. The options given to three bank consortiums, which are subject to certain agreed terms and conditions, have a duration until 31 July 2014. One bank consortium has given notice on five of the vessels. TORM will seek to maintain the vessels' association with the Company. I will revert to this subject later.

Content of the restructuring agreement – Chartered-in tonnage

As part of the restructuring agreement, the time charter partners have accepted that the existing time charter contracts will either be permanently changed and rates will be aligned to market level with upside/downside split or allow for termination of the contracts with return of vessels. These amendments will result in a significant reduction of the Company's future time charter commitments. TORM estimates that the changes in time charter contracts correspond to a total positive nominal mark-to-market impact on TORM of approximately USD 270 million. A small number of owners of chartered-in tonnage do not take part in the restructuring. As part of the restructuring, TORM will return 22 vessels to the time charter partners ahead of the original contract schedule.

Effective from 5 November 2012, the date of the restructuring, TORM's future time charter commitments were reduced by approximately USD 590 million, from USD 818 million to USD 228 million, due to the freight rates being aligned to market level, as mentioned, or by redelivery of the vessels.

As a result of the agreement, the Tanker Division has reduced the expected average time charter costs for the first quarter 2013 from USD/day 18,848 to USD/day 12,141, equal to a 36% reduction.

In the same period, the Bulk Division will reduce the average time charter costs from USD/day 16,286 to USD/day 13,755, equal to a 16% reduction.

Overall, the restructuring agreement has provided TORM with a moratorium on its bank debt and new liquidity, and it has reduced the time charter costs to the prevailing market level, against the banks and the time charter partners becoming shareholders of TORM holding an aggregate of 90% of the shares.

New ownership structure as a result of the restructuring agreement

The receivable that the time charter partners were given as a consequence of the amended contractual conditions as well as a fee to the banks, estimated at a total net present value of USD 200 million, has been converted into shares in the Company, corresponding to 90% of the Company. In this way, the existing shareholders retained an ownership interest of 10.0% against the 7.5% announced at the Annual General Meeting held in April 2012. The equity allocation between the banks and the time charter partners has been agreed between them and is part of the restructuring agreement.

The conversion into new share capital will be described shortly. First, however, I will explain the basis of the Board of Directors' resolution to accept the restructuring agreement including the supplementary agreements.

The basis of the Board of Directors' decision

Since September 2011, TORM has retained the assistance of the international financial advisor Evercore Group LLC. In addition, the Board of Directors has obtained a valuation opinion letter from the international investment advisor Moelis & Company UK LLP and a valuation report from the accounting firm Ernst & Young with respect to the debt conversion and the issue of the new shares to the banks and the time charter partners in connection with the restructuring.

Having carefully considered the financial and operational position of the Company and the opinion letter from Moelis & Company UK LLP, the Board of Directors assessed that it would be in the best interests of the Company, its shareholders, creditors, other stakeholders and other interested parties to issue the new shares in the Company against conversion of the total consideration of USD 200 million from time charter partners and banks to allow TORM to continue its operations without bankruptcy or similar in-court proceedings.

The new shares were issued under the authorization given to the Board of Directors at the Annual General Meeting held on 23 April 2012.

Announcement no. 1 / 9 January 2013	Board of Directors' report at TORM's Extraordinary General Meeting 9 January 2013	Page 4 of 8

I will now provide an account of the changes to the share capital that took place on 5 November 2012.

Capital decrease

At TORM's Annual General Meeting held on 23 April 2012 it was decided to reduce the share capital of TORM by a nominal value of DKK 363,272,000 from DKK 364,000,000 nominal value to DKK 728,000 nominal value by transfer of the reduction amount to a special reserve fund and by changing the nominal amount per share (denomination) from DKK 5.00 to DKK 0.01 in accordance with section 188(1)(3) of the Danish Companies Act. One of the reasons for this was that new shares could not be issued at a price below the nominal value. Accordingly, TORM was unable to issue new shares prior to the capital reduction, as the share price was below DKK 5.

By publication of the resolution to reduce the Company's share capital via the IT system of the Danish Business Authority on 23 April 2012, TORM's creditors were notified of the resolution and given the statutory four-week period for filing claims from 23 April 2012 under section 192(1) of the Danish Companies Act. By the end of the statutory creditor notice period, TORM had not received notice of any claims outside the ordinary course of business which were not waived or settled in connection with the completion of the restructuring.

On 5 November 2012, as part of the restructuring, the Board of Directors decided to complete the capital reduction pursuant to the resolution passed at TORM's Annual General Meeting held in April 2012.

Capital increase

At TORM's Annual General Meeting held on 23 April 2012 the Board of Directors was also among others also authorized to increase the share capital of TORM by up to a total nominal value of DKK 2,400,000,000 by payment in cash, conversion of debt or contribution of assets other than cash without pre-emptive subscription rights for the existing shareholders at a rate discounted to the market price, as per article 2.14 of the Articles of Association.

Following the decision to reduce the share capital as described above, the Board of Directors decided to exercise the authorization in article 2.14 of the Articles of Association to increase the share capital of TORM by a nominal value of DKK 6,552,000 by issuance of 655,200,000 shares of a nominal value of DKK 0.01 each.

The capital increase comprised a directed issue of new shares by conversion of debt of DKK 1,174,100,581 in total (approximately USD 200 million) pursuant to the terms of the restructuring agreement and supplementary agreements to TORM's banks and time charter partners or their assignees. The capital increase was fully subscribed for the aggregate of 655,200,000 new shares of a nominal value of DKK 0.01 each, at a subscription price of DKK 1.79 per share of DKK nominal value 0.01 each (approximately USD 0.31 per share). The new shares issued corresponded to 90% of TORM's registered share capital and votes following the registration of the capital increase with the Danish Business Authority. TORM's issued share capital now amounts to DKK 7,280,000 nominal value, equal to 728,000,000 shares of a nominal value of DKK 0.01 each.

The same rights apply to the new shares as to the existing shares including that the new shares are also negotiable instruments, and no special restrictions apply to the transferability of the new shares under Danish company law.

TORM's existing share option programs were subsequently adjusted in accordance with the capital increase, but exercise prices still remain significantly higher than the current share price, and the share option programs are therefore "under water".

Announcement no. 1 / 9 January 2013	Board of Directors' report at TORM's Extraordinary General Meeting 9 January 2013	Page 5 of 8

Acquisition of own shares

On 27 September 2012, in connection with the restructuring, TORM signed a separate agreement to acquire own shares from certain time charter partners, who were also parties to the restructuring. The agreement concerned the acquisition of 3,739,840 shares in TORM with an aggregate nominal value of DKK 37,398.40, corresponding to 0.5% of TORM's total share capital.

The shares were transferred immediately after the completion of TORM's restructuring on 5 November 2012, against the release of a claim of an estimated value of USD 0.6 million according to independent valuation. TORM's shares closed at DKK 2.72 and DKK 2.56 on NASDAQ OMX Copenhagen A/S on the date of the completion of the agreement and on the date of the share transfer, respectively.

Following prolonged negotiations, and supported by statements from various advisers, the Board of Directors assessed that the agreement to acquire own shares was the Company's only real opportunity of securing participation by the involved parties in the overall restructuring and thus avoid the serious and imminent detrimental effects to TORM and its stakeholders of a potential bankruptcy or other insolvency proceedings, cf. section 199 of the Danish Companies Act.

Listing prospectus

The new shares were issued and registered with the Danish Business Authority on 5 November 2012 at the completion of the restructuring. The shares were issued under a temporary ISIN code, which was combined with the ISIN code for the existing shares after the publication of a listing prospectus in early December 2012.

This prospectus describes in detail the Company's current situation after the restructuring agreement and provides an in-depth description of risk factors.

Among other things, the prospectus states that with the restructuring TORM has gained time for a potential market improvement and to secure the Company's future, long-term capital structure. However, TORM currently has a considerable bank financing and in the absence of substantial market and rate improvements TORM will most likely continue to generate losses, thus eroding the equity. Moreover, the existing capital structure does not provide the necessary basis for the financing of TORM's operations and growth in the medium to long term, and additional financing, remission of debt or alternative actions will be required.

Based on broker valuations, the market value of TORM's fleet, excluding finance leases, of USD 1,316 million at 30 September 2012 was significantly lower than TORM's bank debt of USD 1,906 million at the completion of the restructuring. If the underlying market conditions do not improve, there is a risk that the gap between the debt and the fleet market value will widen, simply because the vessels age. In case the freight rates remain low over a longer period, there will be a considerable risk of an impairment of the Company's fleet values. The same may apply in case the assumptions for the quarterly impairment test are changed. This is described in detail in note 2 of the Company's quarterly reports as well as in the listing prospectus.

The prospectus also describes that TORM's financing agreements entered into in connection with the restructuring contain financial and operational covenants. If the difficult market conditions experienced during 2012 continue, TORM expects that the credit agreements may be breached at the time of testing of the financial covenants on 30 June 2013 and, under certain scenarios, before or after this date. In case of a risk of breach of covenants, TORM plans to initiate renegotiations with the secured lenders to obtain the necessary waivers and amendments.

The prospectus also provides a detailed description of the individual option rights that I mentioned earlier for the lenders under three of the Company's bank facilities to request the sale of vessels being financed by the bank facilities in question. The options relate to bank facilities financing thirteen, five and four vessels, respectively. Under the options, the Company will be required to propose a sales strategy to be agreed with the relevant lenders for the vessels comprised by the options. The lenders under the bank facility financing five vessels have exercised their option and thus initiated the process set out in relation to these five vessels.

The total outstanding debt relating to the bank facility financing five vessels was USD 121 million as of the restructuring. The carrying amount of the five vessels was USD 210 million at 30 September 2012 and the market value based on broker valuations was USD 141 million at 30 September 2012. The average age of the five vessels was two years as of the restructuring. Based on the above-mentioned broker valuations, a sale of the five vessels would result in P&L loss of approx. USD 69 million.

The complete listing prospectus is available at the Company's website www.torm.com.

Announcement no. 1 / 9 January 2013	Board of Directors' report at TORM's Extraordinary General Meeting 9 January 2013	Page 6 of 8

Substantial contact with public authorities

As mentioned earlier, completing the contractual framework and finalizing preparations for the technical completion of the restructuring agreement has been a long, drawn-out process. Due to the complexity of the agreements, it was necessary to maintain substantial concurrent contact with, in particular, the Danish Business Authority, the Danish Securities Council and the Danish FSA, which have contributed very efficiently.

For example, the banks and certain of the time charter partners behind the restructuring of TORM requested the Danish FSA to grant an exemption from the Danish rules on mandatory takeover bids in line with the advance indications to this effect previously received from the FSA. On 3 December 2012, TORM was informed that the FSA had issued exemption from the obligation to submit a takeover offer to the shareholders in TORM.

The Danish Securities Council was asked to make a ruling on the planned accounting treatment of the restructuring with the Company's banks and time charter partners. The ruling is described in a separate company announcement dated 15 November 2012, and its net effects in the fourth quarter of 2012 are as follows: The capital increase of USD 200 million by conversion of debt will be recognized as an increase in equity. A net loss of approx. USD 150 million mainly related to cancelled time charter agreements (operating leases) and finance lease time charter agreements will be recognized in the income statement. Accordingly, the net impact on equity is an increase of USD 50 million. There is no impact on liquidity.

TORM hereafter forecasts a loss before tax for 2012 of USD 500-530 million including the accounting effects of the restructuring and excluding further vessel sales and potential impairment charges and any consequences if the sales options are exercised.

The significance of freight rates for TORM's future

As everybody is well aware, shipping is a cyclical industry with very volatile freight rates. Looking back at the past decade, it was characterized by major freight rate fluctuations which gave us some five years with very high earnings, but also the past four years with very low freight rates resulting in significant losses.

If the difficult tanker and bulk market conditions experienced in 2012 continue for an extended period, the Company expects to breach the new financial covenants during the course of 2013.

If, however, the recent freight rate levels seen in the product tanker market in the fourth quarter of 2012 are maintained over a number of years, the Company will be able to meet its new financial covenants and in the future be able to service its debt as it falls due. If freight rates reach the ten-year historical average, TORM will be in a position of generating profits and it will be able to make considerable repayments on its bank debt.

Simply put: With a substantial and fast improvement in freight rates, TORM will be able to service all its debt. Alternatively, a future agreement with TORM's lenders regarding a significant change in the capital structure of the Company is a necessity.

TORM going forward

The comprehensive restructuring agreement provides a financial safety net under TORM. This is in the interest of all concerned. The shareholders avoid losing all their assets. The banks avoid incurring the major losses that a potential bankruptcy would entail. TORM will remain a going concern based on the existing employees. A group of owners consisting of Nordic and international banks with large ownership interests can only be seen as an asset for the Company. At the beginning of 2014, TORM's owned fleet consisted of 65 product tankers and two dry bulk vessels. In addition to the owned vessels, TORM had chartered-in 12 product tankers and 28 dry bulk vessels.

TORM will once again be able to focus 100% on operations and its collaboration with customers and other important stakeholders. TORM has thus gained time to await improved market conditions and freight rates and to secure a final capital structure solution.

I am confident that, under the new ownership, with a new Board of Directors and a continuously dynamic management and staff in Denmark, abroad and onboard vessels, TORM will be able to define a new strategy that will ensure the Company's ability to benefit from the economic recovery, when it comes, and continue to make TORM an interesting and challenging place to work. Please give the new Board of Directors together with the management and employees time to present their plan for the future.

On behalf of the Board of Directors, I am pleased and content that the time charter partners and our banks have shown their confidence in TORM. I am certain that the Company will honor these expectations by delivering the best possible results for customers in terms of quality and costs, and thereby the owners.

Announcement no. 1 / 9 January 2013	Board of Directors' report at TORM's Extraordinary General Meeting 9 January 2013	Page 7 of 8

Proposals for the amendments to the Articles of Association

The proposals for the amendments to the Articles of Association are a consequence of the restructuring. Proposal 2.a. will cancel the authorizations to increase the share capital, which were given at the Annual General Meeting in 2012 in order to conclude a restructuring agreement. Proposal 2.b. is editorial in nature due to the name change of the Danish Business Authority. Proposals 2.c. to 2.e. concern minority protection, which is a part of the agreement between the banks and the owners of the chartered-in tonnage. This can of course be a good thing, but may prove difficult to handle when TORM's final capital structure is to be determined. Proposal 2.f. to change the term of office of board members is part of the restructuring agreement.

Thank you

On behalf of all the members of the Board of Directors, I would like to conclude this report by thanking all our stakeholders for their cooperation and strong commitment to finding a joint solution through this highly challenging period for the Company.

*   *   *

Announcement no. 1 / 9 January 2013	Board of Directors' report at TORM's Extraordinary General Meeting 9 January 2013	Page 8 of 8